Exhibit A

VIA MAIL AND E-MAIL

May 3, 2013

Mr. Steven M. Billick

Chairman of the Board

MTR Gaming Group

P.O. Box 358

Route 2 South

Chester, WV. 26034

Dear Mr. Billick:

MTR Gaming is at a crossroads. The company has successfully completed a difficult and expensive financing and was able to build out and open the Scioto Downs Racino. It seems that the company has reached its summit. Looking forward, the prospects are less than exciting.

The market price of MTR Gaming’s stock is starting to clearly reflect what is on the horizon –looming competition in Ohio that will significantly impact the financial performance, and perhaps the viability of the enterprise. The opening of ThistleDown Racino and Hard Rock Rocksino Northfield Park between Presque Isle and the metro Cleveland market as well as the possible relocation and construction of a racino in the Youngstown market poses a grave threat to MTR Gaming.

As you know, the capital markets (both equity and debt) in the gaming industry place significant value on stability, size, and geographic diversity. The assets of my privately owned gaming company, which are located in diverse locations around the country, have achieved one of the most stable performances in the industry in recent years.

I propose that MTR Gaming acquire all of Jacobs Entertainment, Inc. in exchange for MTR Gaming common stock. This will enable MTR to diversify out of the Ohio Valley Region where all of its assets are presently located and simultaneously achieve significant economies of scale and synergies.Jacobs Entertainment, Inc. is the owner and operator of The Lodge Casino at Black Hawk and the Gilpin Hotel Casino, both located in Black Hawk, Colorado; the Gold Dust West-Reno in Reno, Nevada; the Gold Dust West-Carson City in Carson City, Nevada; the Gold Dust West-Elko in Elko, Nevada (the casino properties); Colonial Downs Racetrack in Virginia and ten related off-track wagering facilities located in Virginia; and 23 video poker truck stops located in Louisiana. MTR Gaming’s acquisition of Jacobs Entertainment would provide much needed geographic diversity as well as additional scale necessary to survive and compete. In addition, Jacobs Entertainment has maintained strong and stable financial performance through some of the most difficult economic times in a generation. Through the combination and integration of the companies, I believe synergies and economies of scale obtained would be beneficial to all shareholders. Furthermore, the proposed transaction would permit MTR Gaming to expand and diversify without utilizing its precious cash reserves.

The relative valuation of Jacobs Entertainment and MTR Gaming would justify a transaction where MTR Gaming would exchange newly issued shares of MTR Gaming common stock with a market value of $144.5 million for all of the outstanding stock of Jacobs Entertainment (after the distribution of MTR stock currently owned by Jacobs Entertainment). I anticipate that Jacobs Entertainment will have approximately $61.5 million in adjusted pro forma EBITDA this year and approximately $286 million in net debt at the end of calendar year 2013.

11770 US HIGHWAY ONE, SUITE 600 • NORTH PALM BEACH, FL 33408 • 561-776-6050 • FAX 561-776-6090

I suggest the board seriously consider this proposal prior to adding additional overhead or entrenching a new executive team. As the largest shareholder of MTR Gaming, I have a keen interest in maximizing the value for all MTR Gaming shareholders.

Sincerely,

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

C.C:	Robert A. Blatt, Vice Chairman of the Board
James V. Stanton, Director
Richard Delatore, Director
Raymond K. Lee, Director
Roger P. Wagner